UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

82859P1041

(CUSIP Number)

Jinsheng Ren

Hongquan Liu

No. 699-18 Xuan Wu Avenue, Xuan Wu District

Nanjing, Jiangsu Province 210042,

The People’s Republic of China

Telephone: +86-25-8555-6666

With a copy to:

Ling Huang, Esq.
W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers—West (23Fl)
12 B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People’s Republic of China
Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P104	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Jinsheng Ren
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	44,054,978 (See Items 2, 3, 4 and 5)(1)(2)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	44,054,978 (See Items 2, 3, 4 and 5)(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,054,978 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%(3)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 6,665,988 Ordinary Shares (as defined in Item 1 below) directly held by Mr. Jinsheng Ren, including 4,000,000 restricted Ordinary Shares, and (ii) 37,388,990 Ordinary Shares directly held by NGM (as defined in Item 2 below).

(2) As described in Items 2 and 4, Mr. Jinsheng Ren and NGM may also be deemed to beneficially own (i) 2,072,018 Ordinary Shares, including 2,000,000 restricted Ordinary Shares, beneficially owned by Mr. Hongquan Liu, (ii) 19,777,386 Ordinary Shares beneficially owned by the Hony Entities (as defined in Item 2 below), (iii) 11,820,000 Ordinary Shares beneficially owned by King View (as defined in Item 2 below) and (iv) 8,898,088 Ordinary Shares beneficially owned by Fosun (as defined in Item 2 below). The Ordinary Shares described in (i), (ii), (iii) and (iv) are excluded from the above share amounts and percentages.

(3) Based on a total of 111,672,266 Ordinary Share outstanding as of August 28, 2013, as provided by the Issuer, which include 9,727,116 restricted Ordinary Shares that have been granted and issued by the Issuer under its 2006 Stock Incentive Plan and 2008 Stock Incentive Plan.

CUSIP No. 82859P 104	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS New Good Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	44,054,978 (See Items 2, 3, 4 and 5)(1)(2)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	44,054,978 (See Items 2, 3, 4 and 5)(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,054,978 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%(3)
14.	TYPE OF REPORTING PERSON CO

(1) Includes (i) 6,665,988 Ordinary Shares (as defined in Item 1 below) directly held by Mr. Jinsheng Ren, including 4,000,000 restricted Ordinary Shares, and (ii) 37,388,990 Ordinary Shares directly held by NGM (as defined in Item 2 below).

(2) As described in Items 2 and 4, Mr. Jinsheng Ren and NGM may also be deemed to beneficially own (i) 2,072,018 Ordinary Shares, including 2,000,000 restricted Ordinary Shares, beneficially owned by Mr. Hongquan Liu, (ii) 19,777,386 Ordinary Shares beneficially owned by the Hony Entities (as defined in Item 2 below), (iii) 11,820,000 Ordinary Shares beneficially owned by King View (as defined in Item 2 below) and (iv) 8,898,088 Ordinary Shares beneficially owned by Fosun (as defined in Item 2 below). The Ordinary Shares described in (i), (ii), (iii) and (iv) are excluded from the above share amounts and percentages.

(3) Based on a total of 111,672,266 Ordinary Share outstanding as of August 28, 2013, as provided by the Issuer, which include 9,727,116 restricted Ordinary Shares that have been granted and issued by the Issuer under its 2006 Stock Incentive Plan and 2008 Stock Incentive Plan.

CUSIP No. 82859P 104	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Hongquan Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,072,018 (See Items 2, 3, 4 and 5)(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,072,018 (See Items 2, 3, 4 and 5)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,072,018 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As described in Items 2 and 4, Mr. Hongquan Liu may also be deemed to beneficially own (i) 44,054,978 Ordinary Shares beneficially owned by Mr. Jinsheng Ren and NGM (as defined in Item 2), (ii) 19,777,386 Ordinary Shares beneficially owned by the Hony Entities (as defined in Item 2 below), (iii) 11,820,000 Ordinary Shares beneficially owned by King View (as defined in Item 2 below) and (iv) 8,898,088 Ordinary Shares beneficially owned by Fosun (as defined in Item 2 below). The Ordinary Shares described in (i), (ii), (iii) and (iv) are excluded from the above share amounts and percentages.

(2) Based on a total of 111,672,266 Ordinary Share outstanding as of August 28, 2013, as provided by the Issuer, which include 9,727,116 restricted Ordinary Shares that have been granted and issued by the Issuer under its 2006 Stock Incentive Plan and 2008 Stock Incentive Plan.

This Amendment No. 1 amends and restates in its entirety the Schedule 13D jointly filed by Mr. Jinsheng Ren and NGM (as defined in Item 2 below) with respect to Simcere Pharmaceutical Group (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on March 12, 2013 and represents the initial statement on Schedule 13D by Mr. Hongquan Liu with respect to the Issuer.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”), of the Issuer. The address of the Issuer’s principal executive office is No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) and (f)

This Schedule 13D is filed jointly by Mr. Jinsheng Ren (“Mr. Ren”), New Good Management Limited (“NGM”) and Mr. Hongquan Liu (“Mr. Liu”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. Mr. Ren, NGM and Mr. Liu are collectively referred to herein as the “Reporting Persons.”  Mr. Ren and NGM may be deemed to be a “group” (within the meaning of Rule 13d-5(b) under the Act) with Mr. Liu and each of them may be deemed to beneficially own the total of 46,126,996 Ordinary Shares beneficially owned by all the Reporting Persons by reasons of their relationship and the agreements described in this Item 2 and Item 4 below.  Mr. Ren and NGM, on the one hand, and Mr. Liu, on the other hand, expressly disclaim beneficial ownership of any Ordinary Shares held by the other Reporting Person(s), and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Person(s), and this Schedule 13D shall not be construed as acknowledging that Mr. Ren and NGM, on the one hand, and Mr. Liu, on the other hand, beneficially own any Ordinary Shares held by the other Reporting Person(s). Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Ren is the chairman of the board of directors of the Company.  Mr. Ren is a citizen of The People’s Republic of China. His principal occupation is as a director of the Issuer.  Mr. Ren’s principal business address is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

NGM is a company incorporated under the laws of the British Virgin Islands.  NGM is an investment holding company. Mr. Ren and Excel Advanced Group Limited, an investment holding company incorporated under the laws of the British Virgin Islands, are the record holders of 33.2% and 34.8% of the total outstanding shares of NGM, respectively.  Excel Advance Group Limited is 100% owned by Mr. Yong Ren, Mr. Ren’s son, and Mr. Ren is the sole director of Excel Advance Group Limited.  Other record shareholders of NGM include certain other family members of Mr. Ren and management members of the Issuer.  NGM’s principal business address is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Mr. Ren, Mr. Weidong Ren (Mr. Ren’s brother) and Mr. Jindong Zhou are the directors of NGM.  Mr. Weidong Ren is a citizen of The People’s Republic of China and his principal occupation is the General Legal Counsel of the Issuer.  Mr. Jindong Zhou is a citizen of The People’s Republic of China and his principal occupation is an executive vice president of the Issuer.  The business address of each of Mr. Weidong Ren and Mr. Jindong Zhou is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China. By virtue of the shareholding position and directorship of Mr. Ren and his family members in NGM, Mr. Ren may be deemed to be a beneficial owner having power to direct the voting and disposition of the Ordinary Shares held by NGM.

Page 5 of 13 Pages

Mr. Hongquan Liu is the CEO of the Company.  Mr. Liu is a citizen of The People’s Republic of China. His principal occupation is the CEO of the Company.  Mr. Liu’s principal business address is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

By reason of the agreements described in Item 4 below, the Reporting Persons may also be deemed to (i) be a “group” with (a) Assure Ahead Investments Limited (“Assure”), a company incorporated under the laws of the British Virgin Islands and Right Lane Limited (“Right Lane”, and together with Assure, the “Hony Entities”), a company incorporated under the laws of Hong Kong, which collectively hold 19,777,386 Ordinary Shares of the Issuer, (b) King View Development International Limited (“King View”), a company incorporated under the laws of the British Virgin Islands, which directly holds 11,820,000 Ordinary Shares of the Issuer, and (c) Fosun Industrial Co., Limited (“Fosun”), a corporation organized under the laws of Hong Kong, which directly holds 8,898,088 Ordinary Shares of the Issuer, and (ii) beneficially own the 19,777,386 Ordinary Shares held by the Hony Entities, 11,820,000 Ordinary Shares held by King View and 8,898,088 Ordinary Shares held by Fosun.  The Reporting Persons, the Hony Entities, King View and Fosun collectively own 86,622,470 Ordinary Shares, which represents approximately 77.6% of the outstanding Ordinary Shares of the Issuer, based on a total of 111,672,266 outstanding Ordinary Shares as of August 28, 2013, as provided by the Issuer (which included 9,727,116 restricted Ordinary Shares that had been granted under the 2006 Stock Incentive Plan and the 2008 Stock Incentive Plan as of such date).  However, each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares of the Issuer held by the Hony Entities, King View or Fosun, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Hony Entities, King View and Fosun, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer beneficially owned by the Hony Entities, King View, Fosun or any other person or is a member of a group with the Hony Entities, King View, Fosun or any other person.  The Reporting Persons assume no responsibility for information contained in any other Schedules 13D filed by the Hony Entities, King View or Fosun.

Assure is wholly owned by Hony Capital II, L.P., a limited partnership organized under the laws of the Cayman Islands.  Hony Capital II GP Ltd., a company incorporated under the laws of the Cayman Islands, is the general partner of Hony Capital II, L.P. Hony Capital II GP Ltd. is wholly owned by Right Lane.  The foregoing information in this paragraph is based on the Schedule 13D relating to the Issuer jointly filed by Assure, Hony Capital II, L.P., Hony Capital II GP Ltd. and Right Lane on March 21, 2013.

King View is wholly owned by Trustbridge Partners II, L.P., a limited partnership organized under the laws of the Cayman Islands.  TB Partners GP2, L.P., a limited partnership organized under the laws of the Cayman Islands, is the general partner of Trustbridge Partners II, L.P.  TB Partners GP Limited, a company incorporated under the laws of the Cayman Islands, is the general partner of TB Partners GP2, L.P.  The foregoing information in this paragraph is based on the Schedule 13G relating to the Issuer jointly filed by King View, Trustbridge Partners II, L.P., TB Partners GP2, L.P. and TB Partners GP Limited on May 12, 2008

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

(d) – (e)

During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 13 Pages

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

By reasons of their relationship and the agreements described in Item 2 and Item 4, the Reporting Persons may be deemed to beneficially own the Ordinary Shares directly held by the Hony Entities, King View and Fosun.  No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

ITEM 4	PURPOSE OF TRANSACTION

The Ordinary Shares currently owned by the Reporting Persons were acquired for investment purposes.

Consortium Agreement and Proposal Letter

On March 11, 2013, Mr. Ren, NGM and Assure entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.02.  Under the Consortium Agreement, Mr. Ren, NGM and Assure agreed, among other things, to form a consortium (the “Consortium”) to (i) jointly deliver a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors for the acquisition of all the Ordinary Shares (including the Ordinary Shares represented by American Depositary Receipts) not beneficially owned by the Consortium (the “Proposed Transaction”), (ii) deal exclusively with each other with respect to the Proposed Transaction for 12 months after the date of the Consortium Agreement (except otherwise agreed therein), (iii) conduct a joint assessment of the Issuer as promptly as reasonably practicable and share all information reasonably necessary to evaluate the Issuer, and (iv) use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into the definitive agreements in respect of the Proposed Transaction.  In addition, Consortium have agreed not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire or dispose of any Ordinary Shares of the Issuer.

On March 11, 2013, the Consortium, on behalf of itself, submitted the Proposal Letter to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.03.  In the Proposal Letter, the Consortium proposed to acquire, through an acquisition vehicle to be established by the Consortium, all of the Ordinary Shares and American Depositary Shares (each representing two Ordinary Shares, “ADSs”) not already owned by the Consortium for US$4.78 per Ordinary Share or US$9.56 per ADS in cash. The Consortium also stated in the Proposal Letter that they are interested only in acquiring the Ordinary Shares not already owned by them or their affiliates, and that they do not intend to sell their stakes in the Issuer to a third party.

Merger Agreement

On August 28, 2013, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Simcere Holding Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Simcere Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger, the outstanding Ordinary Shares and ADSs will cease to be outstanding and will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below), Ordinary Shares or ADSs held in the Issuer’s treasury, any Ordinary Shares or ADSs held by a shareholder of the Issuer who is entitled to and properly exercises appraisal rights under the applicable law of the Cayman Islands) will be converted into the right to receive cash consideration, without interest, equal to $4.83 per Ordinary Share (or $9.66 per ADS) (the “Per Ordinary Share Merger Consideration” or the “Per ADS Merger Consideration”, as applicable).

Page 7 of 13 Pages

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and hold an extraordinary shareholders’ meeting of the Issuer for purposes of voting and approving the Merger Agreement and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger.  The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to the Contribution Agreement and the Debt Commitment Letter (each as described below).

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at an extraordinary shareholders’ meeting of the Issuer convened for purposes of voting on and approving the Merger Agreement.  The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from the New York Stock Exchange and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, unless otherwise determined by Parent prior to the effective time, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the surviving corporation.

Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on August 28, 2013, Mr. Ren, NGM, Mr. Liu, Assure, Right Lane, King View and Fosun (collectively, the “Rollover Shareholders”) and Parent entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, at the closing of the Merger, the Ordinary Shares (including the Ordinary Shares represented by ADSs) owned by such Rollover Shareholder as set forth in the Contribution Agreement (the “Rollover Shares”) will be cancelled pursuant to the Merger Agreement.  Immediately prior to the closing of the Merger, each Rollover Shareholder shall subscribe, or shall cause its affiliate to subscribe, and Parent shall issue to such Rollover Shareholder or its affiliate, as the case may be, for consideration of $0.0001 per share in cash, the number of ordinary shares of Parent set forth in the Contribution Agreement.  Parent further agreed to issue to Mr. Ren and Mr. Liu such number of ordinary shares of Parent, on such terms and conditions and subject to such limitations on dividends and transfers and vesting schedules, as the restricted Ordinary Shares of Mr. Ren and Mr. Liu included in the Rollover Shares.

Page 8 of 13 Pages

Each Rollover Shareholder further agreed to, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote, (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the transaction contemplated by the Merger Agreement and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Rollover Shareholder contained in the Contribution Agreement.  Subject to applicable laws, each Rollover Shareholder irrevocably appoints Parent as its proxy and attorney-in-fact in connection with the voting of the Rollover Shares beneficially owned by such Rollover Shareholder.

In addition, from the date of the Contribution Agreement until its termination, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise) or transfer, or enter into any contract, option or other arrangement or understanding to sell or transfer, any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), including, without limitation, through any derivative transaction that involves any Rollover Shares and (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Rollover Shares and/or (y) grants a third party the right to vote or direct the voting of such Rollover Shares, (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than the Contribution Agreement) with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Contribution Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon termination of the Merger Agreement.

Limited Guaranty

In connection with the transactions contemplated by the Merger Agreement, on August 28, 2013, NGM entered into a limited guaranty (the “Limited Guaranty”) with the Issuer, pursuant to which NGM irrevocably and unconditionally guaranteed, subject to certain conditions, Parent’s termination fee and certain reimbursement and indemnification obligations of Parent, each under the Merger Agreement. In addition, NGM’s payment obligation under the Limited Guaranty will not exceed 56.45% of Parent’s termination fee and certain reimbursement and indemnification obligations. The Limited Guaranty will terminate until the earliest of (i) all of the guaranteed obligations contemplated under the Limited Guaranty have been fully performed, (ii) the effective time of the Merger, and (iii) the date falling ninety (90) days from the date of the termination of the Merger Agreement in accordance with its terms if the Company has not presented a bona fide written claim for payment of any guaranteed obligation contemplated under the Limited Guaranty to NGM by such date.

Concurrently with the execution of the Limited Guaranty, each of (i) Premier Praise Limited, which is wholly owned by Hony Capital Fund V, L.P., a fund affiliated with Hony Capital II, L.P., (ii) King View and (iii) Fosun also entered into a limited guaranty with the Issuer, in substantially the same form as the Limited Guaranty, with respect to 25.00%, 10.58% and 7.97%, respectively, of Parent’s termination fee and certain reimbursement and indemnification obligations.

Page 9 of 13 Pages

Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, China Merchants Bank, New York Branch and China Merchants Bank, Nanjing Branch (collectively, “CMB”) issued a debt commitment letter (the “Debt Commitment Letter”) dated August 26, 2013, which was acknowledged by Parent and pursuant to which CMB agreed to, subject to certain conditions, arrange and underwrite $85,000,000 in the aggregate of debt financing to Parent to consummate the Merger.

The description of the Consortium Agreement and the Proposal Letter, the Merger Agreement, the Contribution Agreement, the Limited Guaranty and the Debt Commitment Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement and the Proposal Letter, the Merger Agreement, the Contribution Agreement, the Limited Guaranty and the Debt Commitment Letter, which have been filed as Exhibits 7.02, 7.03, 7.07, 7.08, 7.09 and 7.10, respectively, and are incorporated herein by this reference.

Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any other action specified in Item 4 of this Schedule 13D.  The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions contemplated in the transactions described in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter.  Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)

Mr. Ren directly owns an aggregate of 6,665,988 Ordinary Shares, which constitute approximately 6.0% of the outstanding Ordinary Shares of the Issuer.  Such Ordinary Shares directly owned by Mr. Ren include (i) 2,665,988 Ordinary Shares that were granted to him on May 7, 2009 as restricted Ordinary Shares in exchange for his then outstanding share options to acquire 5,500,000 Ordinary Shares under the Issuer’s 2006 Stock Incentive Plan and have been fully vested and (ii) 4,000,000 restricted Ordinary Shares that were granted to him on September 11, 2012 under the terms of 2006 Stock Incentive Plan Restricted Share Award Agreement between Mr. Ren and the Issuer (“Mr. Ren 2006 Share Award Agreement”, a copy of which has been filed as Exhibit 7.04 and is incorporated herein by this reference) and are subject to certain vesting schedules with respect to rights to dividends and transfers.  NGM directly owns an aggregate of 37,388,990 Ordinary Shares, which constitute approximately 33.4% of the outstanding Ordinary Shares of the Issuer.  Such Ordinary Shares directly owned by NGM include (i) 36,950,602 Ordinary Shares held of record and (ii) 438,388 Ordinary Shares represented by ADSs, and such Ordinary Shares were initially acquired by NGM through a series of reorganizations prior to the Issuer’s initial public offering in April 2007.  Mr. Ren and NGM together beneficially own 44,054,978 Ordinary Shares, representing approximately 39.5% of the outstanding Ordinary Shares of the Issuer.

Mr. Liu directly owns an aggregate of 2,072,018 Ordinary Shares, which constitute approximately 1.9% of the outstanding Ordinary Shares of the Issuer.  Such Ordinary Shares directly owned by Mr. Liu include (i) 12,018 Ordinary Shares that were granted to him on March 22, 2007 as restricted Ordinary Shares in exchange for his then outstanding share options to acquire 30,000 Ordinary Shares under the Issuer’s 2006 Stock Incentive Plan and have been fully vested, (ii) 60,000 Ordinary Shares that were granted to him as restricted Ordinary Shares on March 9, 2010 under the terms of the 2006 Stock Incentive Plan Restricted Share Award Agreement between Mr. Liu and the Issuer (“Mr. Liu 2006 Share Award Agreement”) and have been fully vested, and (iii) 2,000,000 restricted Ordinary Shares that were granted to him on October 8, 2012 under the terms of the 2008 Stock Incentive Plan Restricted Share Award Agreement between Mr. Liu and the Issuer (“Mr. Liu 2008 Share Award Agreement”) and subject to certain vesting schedules with respect to rights to dividends and transfers.  A copy of each of the Mr. Liu 2006 Share Award Agreement and the Mr. Liu 2008 Share Award Agreement has been filed as Exhibit 7.05 and 7.06, respectively and is incorporated herein by this reference.

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The above disclosure of percentage information is based on a total of 111,672,266 outstanding Ordinary Shares as of August 28, 2013, as provided by the Issuer, which include 9,727,116 restricted Ordinary Shares granted and issued under the 2006 Stock Incentive Plan and the 2008 Stock Incentive Plan.

(c)

Except as set forth in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Ordinary Share of the Company during the 60 days preceding the filing of this Schedule 13D.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.

The information regarding the Consortium Agreement, the Proposal Letter, the Merger Agreement, the Contribution Agreement, the Limited Guaranty, the Debt Commitment Letter, Mr. Ren 2006 Award Agreement, Mr. Liu 2006 Share Award Agreement and Mr. Liu 2008 Share Award Agreement under Items 3, 4 and 5 are incorporated herein by reference in their entirety.

On June 20, 2012, NGM entered into a Rule 10b5-1 Trading Plan (the “Sales Plan”) in reliance on Rule 144 under the Securities Act of 1933, as amended, and Rule 10b5-1 under the Act with a broker-dealer.  Under the Sales Plan, the broker-dealer may sell on behalf of NGM up to an aggregate number of ADSs specified in the Sales Plan subject to certain conditions and terms. As of the date hereof, 219,194 ADSs under the Sales Plan had not yet been sold.  Following entering into the Consortium Agreement and the submission of the Proposal Letter, NGM has notified the broker-dealer to suspend the Sales Plan in accordance with its terms.

To the best knowledge of the Reporting Persons, except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of August 28, 2013.

Exhibit 7.02:

Consortium Agreement by and among New Good Management Limited, Jinsheng Ren and Assure Ahead Investments Limited, dated as of March 11, 2013 (incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited on March 12, 2013).

Exhibit 7.03:

Proposal Letter from New Good Management Limited, Jinsheng Ren and Assure Ahead Investments Limited to the board of directors of the Issuer, dated as of March 11, 2013 (incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited on March 12, 2013).

Exhibit 7.04:

2006 Stock Incentive Plan Restricted Share Award Agreement by the Issuer and Jinsheng Ren, dated as of September 11, 2012 (incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited on March 12, 2013).

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Exhibit 7.05:	2006 Stock Incentive Plan Restricted Share Award Agreement by the Issuer and Hongquan Liu, dated as of March 9, 2010.

Exhibit 7.06:	2008 Stock Incentive Plan Restricted Share Award Agreement by the Issuer and Hongquan Liu, dated as of October 8, 2012.

Exhibit 7.07:	Agreement and Plan of Merger dated August 28, 2013, by and among Simcere Holding Limited, Simcere Acquisition Limited and Simcere Pharmaceutical Group.

Exhibit 7.08:

Contribution Agreement dated August 28, 2013, by and among Simcere Holding Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited.

Exhibit 7.09:	Limited Guaranty dated August 28, 2013 by New Good Management Limited in favor of Simcere Pharmaceutical Group.

Exhibit 7.10:	Debt Commitment Letter dated August 26, 2013 issued by China Merchants Bank, New York branch and China Merchants Bank, Nanjing branch to Simcere Holding Limited.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2013

New Good Management Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Jinsheng Ren

By:	/s/ Jinsheng Ren

Hongquan Liu

By:	/s/ Hongquan Liu

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